Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES REDEMPTION OF OUTSTANDING EXCHANGEABLE SHARES

Calgary, March 16, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest" or the "Trust") today announces that as a result of the completion of the Plan of Arrangement with Viking Energy Royalty Trust ("Viking"), there are now 26,902 exchangeable shares of Harvest Operations Corp. ("HOC") outstanding. HOC has elected to exercise its de minimus redemption right to redeem all of the exchangeable shares outstanding on March 16, 2006. Each redeemed exchangeable share will be purchased for a cash payment at a price per share equal to the amount obtained by multiplying the exchange ratio for the exchangeable shares in effect on June 19, 2006 by the weighted average trading price of the trust units of Harvest on the Toronto Stock Exchange for the 5 trading days immediately prior to June 19, 2006.

A Notice of Redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption. HOC will also mail a formal Letter of Transmittal to all exchangeable shareholders of record on June 20, 2006 to complete this transaction.

Harvest is one of Canada's largest conventional oil and natural gas royalty trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca